Exhibit 99.1

Ceragon Opens New Competence Center in Bergen, Norway Dedicated to Oil and Gas Market

May 14, 2014

Ceragon Opens New Competence Center in Bergen, Norway
Dedicated to Oil and Gas Market

Center will enable oil and gas resources team to broaden market presence in the North
Sea and beyond to global onshore/offshore installations

Paramus, New Jersey, May 14, 2014 –Ceragon Networks Ltd., (NASDAQ: CRNT), the #1 wireless hauling specialist, today opened its new competence center in Bergen, Norway, which will be committed to boosting the company’s operations serving the Oil and Gas market. The center will spearhead Ceragon’s research, sales, support and strategic efforts to the market, as the company continues to expand its onshore and offshore capabilities and offering worldwide.

Ceragon’s wireless hauling solutions and turnkey project capabilities allow drilling and exploration companies to build and maintain high-speed communication links between control centers and offshore rigs and vessels, making integrated operations an affordable reality.   For oil and gas firms, this means continued connectivity between onshore and offshore locations with much higher capacity and lower latency than satellite solutions and a far lower deployment cost than fiber cables.

Ceragon solutions for the Oil and Gas market include its range of high-power Evolution long-haul systems as well as the PointLink, a unique microwave antenna designed specifically for moving platforms, drilling rigs and floating production, storage, and offload ships (FPSOs). PointLink employs gyro-stabilized antennas which keep constant track and perfect alignment with their counterparts on offshore vessels and on land-based facilities.

“We are extremely proud to open the competence center in Bergen, and have high expectations from this outstanding and professional team,” said Ira Palti, Ceragon Network’s President and CEO. “We have a unique product offering for the market, of marine-grade microwave, while our Oil and Gas team brings a vast experience gained over decades of serving some of the largest players in the Oil and Gas market. We are confident that through the new center of competence we will bring more value to our existing customers and continue expanding our business around the world.”

Press Release

Ceragon Opens New Competence Center in Bergen, Norway Dedicated to Oil and Gas Market

“By establishing the new competence center for Oil and Gas in Norway, Ceragon reaffirms its commitment to this important market,” said Arild Fotland, head of Ceragon’s Oil and Gas division. “With Oil and Gas exploration expanding into deeper waters and with environmental and safety regulations heightening, onshore/offshore communications are more important and challenging than ever. The team in Bergen will continue to serve Ceragon’s large customer base in the North Sea, while increasing our footprint in other regions.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Yoel Knoll	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel: +1-(201)-853-0271	Tel. +1-(201)-853-0228
jschneider@calysto.com	yoelk@ceragon.com	claudiag@ceragon.com

Press Release

Ceragon Opens New Competence Center in Bergen, Norway Dedicated to Oil and Gas Market

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Safe Harbor
This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs, the risk that sales of Ceragon’s new IP-20 products will not meet expectations, risks associated with doing business in Latin America, including currency export controls and recent economic concerns, the risks relating to the concentration of our business in developing nations, the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities,  and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.